  EXHIBIT 99.1

Northern Dynasty announces its inclusion in the new Battery Metals Index of the Toronto Stock Exchange

June 7, 2022 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company" or “NDM”) announces that it is one of the 40 companies in the new Battery Metals Index of the Toronto Stock Exchange (“TSX”). There will be a special market opening ceremony this morning to celebrate the launch of this new index.

“Battery metals are emerging as a critical component in the move to a green energy future, and so it is timely that the TSX has formed a Battery Metals Index,” said Ron Thiessen, Northern Dynasty President and CEO. “Battery technology continues to advance, and it is not clear at this time which combination of metals will be the ultimate, most efficient, formula. But what is clear is that to create the electricity that the battery will store, and then to transform the electricity back into kinetic energy, requires much more copper than the industry can currently produce.”

“The U.S. and Canada must have substantial new sources of copper supply so that they do not run the risk of being shut out of manufacturing for this emerging industry. The Pebble Project is the largest undeveloped copper project in the world[1]. The U.S. needs the Pebble Project and, frankly, the other copper projects stuck in U.S. and Canadian federal permitting, to move forward.” Mr. Thiessen added.

The S&P/TSX Battery Metals Index provides investors with a measure of TSX-listed mining companies which are involved in production and exploration of battery metals Cobalt, Copper, Graphite, Lithium, Manganese, Molybdenum, Nickel, Palladium, Platinum and Zinc. Weighting is 80% divided equally among companies involved in production and 20% divided equally among companies involved in exploration only.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this release, other than statements of historical facts, which address permitting, development and production for the Pebble Project are forward-looking statements. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project, achieve the required financing or develop the Pebble Project.

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Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by NDM as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  Assumptions used by NDM to develop forward-looking statements include the following assumptions, all of which are subject to risks (i) the Pebble Project will ultimately obtain all required environmental and other permits and all land use and other licenses, (ii) any feasibility studies prepared for the development of the Pebble Project will be positive, (iii) NDM’s estimates of mineral resources will not change, and NDM will be successful in converting mineral resources to mineral reserves, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project, (v) NDM will be able to secure the financing required to develop the Pebble Project  and (vi) any action taken by the EPA in connection with the Proposed Determination will ultimately not be successfully in restricting or prohibiting development of the Pebble Project.

The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, such as the current uncertainties with regard to COVID-19 and the conflict in Ukraine. Investors should also consider the risk factors identified in its Annual Information Form for the year ended December 31, 2021, as filed on SEDAR and included in the Company’s annual report on Form 40-F filed by the Company with the SEC on EDGAR, and the Company’s Management Discussion and Analysis for the year ended December 31, 2021, as filed on SEDAR and EDGAR, for a discussion of the risks that may impact our forward-looking statements.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

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1 https://www.canadianminingjournal.com/news/ranked-worlds-top-10-copper-mining-projects-2022/

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